SPECIAL POWER OF ATTORNEY

The undersigned, owner of shares in Orgenesis Inc. hereby grants a special power of attorney to Mr Paul Hermant and/or Mrs Marie Pètre, lawyers, with offices at Avenue Louise 235, 1050 Brussels, Belgium, to fill in and execute any forms required to be filled in and/or executed in order for the undersigned to comply with the reporting obligations under the applicable U.S. securities legislation and, in general, to do all that is necessary and/or useful, in the manner and form deemed appropriate by the proxy holder, with promise to ratify the proxy holder's actions if necessary, to achieve the above.

This power is governed by Belgian law. Any dispute shall be settled by the courts of Brussels (Belgium).

Signed in Brussels, on 10 March 2015

/s/ Hugues Bultot

HUGUES BULTOT